Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following is an extract of a news release issued by Reuters Group PLC on February 29, 2008. The filing of this extract under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Documents relating to the proposed transaction have been furnished to the SEC. Shareholders are urged to read such documents regarding the proposed transaction, because they contain important information. Shareholders may obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents are also available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

RECOMMENDED ACQUISITION OF REUTERS BY THE THOMSON CORPORATION
POSTING OF CIRCULAR
London, 29 February 2008 — Following regulatory clearances for the proposed acquisition of Reuters by The Thomson Corporation (the “Transaction”) obtained on 19 February 2008, the Board of Reuters is pleased to announce that it will today post the Reuters combined shareholder circular, scheme document and prospectus of Thomson Reuters PLC (together the “Circular”). It contains, among other things, details of the action to be taken by Reuters shareholders, the terms and conditions of the scheme of arrangement, notices of required meetings, a timetable of principal events and a full list of the proposed directors of Thomson Reuters.
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DIVIDEND PAYMENTS FOR REUTERS AND PROPOSED DIVIDEND POLICY FOR THOMSON REUTERS
The Circular contains details of projected dividend payments for Thomson and Reuters shareholders, and the proposed dividend policy for the new company, Thomson Reuters.
For Reuters shareholders, the projected dividend schedule for the remaining Reuters dividends is as follows.

	Amount (£)	Record date	Payment date
2007 2nd interim dividend	0.07	25/03/2008	01/05/2008
2008 stub dividend[1]	0.0324	16/04/2008	01/05/2008

1 Represents accrued / pro-rated dividends from 1 January 2008 through 16 April 2008, the day before the anticipated Effective Date. The accrual/pro-ration is based on £0.0551 per share.
For reference, for Thomson shareholders, the accrued dividend from 1 January 2008 to 16 April 2008 of US$0.31747 will have a record date of 16/04/2008 and a payment date of 01/05/2008. The accrual/pro-ration is based on US$0.27 per share.

Thomson and Reuters currently anticipate that the Board of Thomson Reuters will adopt a target dividend payout ratio that is comparable to that of Thomson’s existing target payout ratio of approximately 40 per cent of annual free cash flow. On that basis, Thomson and Reuters anticipate that the initial dividend policy on Thomson Reuters will provide for the payment of a quarterly dividend of US$0.27 per share. The Board of Thomson Reuters plans to review the dividend policy in the first quarter of each fiscal year.
The projected dividend schedule for Thomson Reuters 2008 dividends is as follows.

	Amount (US$)	Record date	Payment date
June 2008[1]	—	—	—
September 2008[2]	0.22253	21/08/2008	15/09/2008
December 2008	0.27	20/11/2008	15/12/2008

1 As a result of the interim dividends to be paid for the period up to the day before the anticipated Effective Date, Thomson Reuters does not contemplate paying a dividend in June, as has been Thomson’s practice.
2 Represents an accrued / pro-rated dividend from 17 April 2008 through 30 June 2008, at a rate of US$0.27 per share.
EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR REUTERS SHAREHOLDERS
The following timetable sets out the key dates for implementation of the Transaction.

Latest time for receipt by the Depositary of completed white ADS Voting Instruction Cards from registered holders of Reuters ADSs	3:00 p.m. (Eastern Time) on 19 March 2008[1]

Latest time for lodging Forms of Proxy for the:
- Court Meeting	10.00 a.m. on 24 March 2008[2]
- Reuters Extraordinary General Meeting	10.15 a.m. on 24 March 2008[3]

Court Meeting	10.00 a.m. on 26 March 2008

Reuters Extraordinary General Meeting	10.15 a.m. on 26 March 2008[4]

Reorganisation Record Time	6.00 p.m. on 15 April 2008[5]

Latest time for settlement and registration of transfers in Reuters shares	6.00 p.m. on 15 April 2008

Scheme Record Time	6.00 p.m. on 16 April 2008

COMPLETION: Effective Date of the Scheme	17 April 2008[5]

Cancellation of listing of Reuters shares	by 8.00 a.m. on 17 April 2008[5]

Commencement of dealings in Thomson Reuters PLC Shares	8.00 a.m. on 17 April 2008

Commencement of dealings in Thomson Reuters PLC ADSs	9.30 a.m. (Eastern Time) on 17 April 2008[5]

Latest date for despatch of cheques and share certificates, issue of Loan Note certificates and settlement through CREST in respect of the consideration due under the scheme	1 May 2008[5]
1 Indirect holders of Reuters ADSs who wish to vote must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they are held.
2 It is requested that Forms of Proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. Forms of Proxy not so lodged may be handed to the Registrars or the chairman of the meeting at the Court Meeting.
3 Forms of Proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the time appointed for the Extraordinary General Meeting.
4 Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.
5 These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.
All references in this document to times are to London time unless otherwise stated.
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FURTHER DETAILS
The Circular is available for inspection during normal business hours on any weekday (public holidays excepted) at the registered office of Reuters and the offices of Slaughter and May, One Bunhill Row, London, United Kingdom, EC3Y 8YY. The document will also be available until the Effective Date in the Investor Relations section of www.about.reuters.com. Copies of the Circular will also be available for inspection at the UK Listing Authority’s document viewing facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.
Laws in the jurisdictions in which Thomson Reuters will be listed require Thomson and Reuters to mail the Circular in paper form. Please recycle the document once read.
Contacts
Media

Victoria Brough	+44 20 7542 8763
victoria.brough@reuters.com
Global Head of Financial PR

Frank DeMaria	+1 646 223 5507
frank.demaria@reuters.com
SVP, Corporate Communications

Investors

Chris Collett	+44 20 7542 2867
chris.collett@reuters.com
Head of Investor Relations

Miriam McKay	+44 20 7542 7057
miriam.mckay@reuters.com
Global Head of Investor Relations
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
For further information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 and the Circular. Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

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